Exhibit 99.2

Management’s Discussion and Analysis of Financial Position and Operating Results

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the nine-month and three-month periods ended September 30, 2004 and 2003 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 2, 2004, the date of approval of MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars, unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

Overview

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, market and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products, are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the US dollar and the euro.

During the third quarter of 2004, sales increased by 15% and operating income was 19% higher than for the corresponding quarter in 2003. However, sales and operating income excluding specific items (note 1) for the third quarter of 2004 were respectively 3% and 32% higher than for the second quarter of 2004. The Company’s shipments and pricing for its products were higher in most operating business sectors. This was however offset by the 4% strengthening of the Canadian dollar against the US dollar, when compared with the second quarter of 2004.

The following table shows the historical movement of quarterly average benchmark list prices for some of our key products:

Benchmark product	Q3 - 2004	Q2 - 2004	Q1 - 2004	Q4 - 2003	Q3- 2003
Packaging (US$/short ton)
-Recycled boxboard -
20-pt. clay coated	695	685	648	665	665
-Linerboard-unbleached kraft,
42 lb.-Eastern U.S.	500	462	412	412	418
Tissue papers (index 1999 = 1,000)	1,227	1,120	1,132	1,153	1,123
Fine papers (US$/short ton)
-Uncoated fine paper-offset, 50 lb. Rolls	715	652	587	585	602
-Coated fine paper-No. 3 grade, 60 lb rolls	827	765	768	782	805

Source : Cascades based on industry sources

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of quarterly average benchmark list prices, listed in US dollar, for some of the grades of recycled paper and virgin pulp used in the manufacturing process:

Benchmark product	Q3 - 2004	Q2 - 2004	Q1 - 2004	Q4 - 2003	Q3- 2003

Recycled paper (US$/short ton)
-Old corrugated containers	82	91	77	60	59
-Sorted office papers	138	118	108	97	98
Virgin pulp (US$/metric tonne)
-Northern bleached softwood kraft -
Eastern U.S.	670	660	600	575	550

Source : Cascades based on industry sources

Quarter ended September 30, 2004 compared with quarter ended September 30, 2003

Selected Consolidated Information

	As reported		Excluding specific items (1)
For the three-month periods ended September 30	2004	2003	2004	2003
(in millions of dollars, except amount per share)

Sales (net of eliminations)
Packaging	590	498
Tissue	188	171
Fine Paper	189	171
	967	840
Operating income before depreciation and amortization “OIBD”
Packaging	54	50	58	50
Tissue	21	20	21	20
Fine Paper	2	(2)	2	(2)
Corporate	1	(2)	1	(2)
	78	66	82	66
OIBD / sales	8.1%	7.9%	8.5%	7.9%
Operating income	37	31	41	31
Net earnings	27	4	14	4
per common share	$0.33	$0.04	$0.17	$0.04
Cash flow from operations(1)	51	37
per common share	$0.63	$0.45

(1) - see the supplemental information on non-GAAP measures

Other Selected Information

For the three-month periods ended September 30	2004	2003

Shipments (in thousands of short tons)
Packaging(2)	457	449
Tissue	102	94
Fine Paper	79	62
	638	605
Currency - average rate
$Can vs $U.S.	$0.765	$0.725
$U.S. vs $Can	$1.307	$1.380
Euro vs $Can	$1.599	$1.554

(2) - Packaging includes paper mill shipments from the Specialty Products Group

Sales  Sales increased by $127 million, or 15.1%, to $967 million for the quarter, versus $840 million for the same period in 2003.

Net business acquisitions over the last twelve months contributed $90 million in sales during the quarter. On October 1, 2003, the Company increased its participation in Dopaco, Inc., to 50%. Dopaco is a North-American leading provider of packaging solutions for the quick-service restaurant industry. Prior to this increase in participation, this investment was accounted for using the equity method. On August 24, 2004, the company further increased its participation to 100%. Consequently, Dopaco’s results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date. Given this treatment, the total contribution of Dopaco is $71 million of additional sales for the third quarter of 2004 compared with the third quarter of 2003. In addition, the acquisition of Scierie P.H. Lemay Inc., completed in December 2003 and the other businesses acquired in 2004 contributed an additional $19 million of sales during the quarter.

Net average realized selling prices were weaker in the Boxboard and Fine Paper segments, mostly a reflection of the 5.6% strengthening of the Canadian dollar against the US dollar in comparison with 2003, and also due to the fact that Boxboard list prices only recently started their upward trend and that their implementation is subject to contractual agreements, which may in certain cases allow for a time lag between the moment of their announcement and their actual impact.

The appreciation of the Canadian dollar has had a direct impact on export prices, but has also contributed to reducing Canadian dollar prices in the domestic market, because several of the Company’s product lines are priced in US dollars. Overall shipments were better compared with the third quarter of 2003 reflecting generally better economic conditions, with the exception of the packaging segment’s North-American boxboard mills.

Operating income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $78 million for the quarter, compared with $66 million for the same period in 2003, representing an 18% increase. Operating income before depreciation and amortization margin increased to 8.1% for the quarter, compared with 7.9% for the corresponding period in 2003. Operating income before depreciation and amortization for the third quarter of 2004 includes a $4 million unrealized loss on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture.

Business acquisitions realized over the last twelve months contributed $9 million to this increase. Despite higher volumes and selling prices, the most important factor negatively affecting operating income before depreciation and amortization margins was the higher cost of fiber. The strengthening of the Canadian dollar and the pricing of several of the company’s Canadian products in US dollars impacted negatively on operating income before depreciation and amortization by approximately $14 million.

In general, our primary raw material prices increased, compared with the third quarter of 2003 but our costs were positively offset by a stronger Canadian dollar. The monthly average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, increased by approximately 39% when compared with the third quarter of 2003. The monthly average list price for sorted office papers (SOP), primarily used by our Tissue Paper and Boxboard Groups, was 41% higher, while the price of Northern Bleached Softwood Kraft Pulp (NBSK) mainly used by our Fine Papers Group, increased by 22% during the same period.

OIBD variance analysis (in millions of dollars)	Packaging	Tissue	Fine Paper	Corporate	Consolidated

OIBD for the quarter ended September 30, 2003	50	20	(2)	(2)	66
Positive (negative) impact from :
Sales volume	4	9	3	—	16
Selling price	9	3	3	(1)	14
Raw materials	(6)	(9)	(6)	—	(21)
Variation of the Canadian dollar(1)	(11)	(2)	(2)	1	(14)
Cost improvement	3	—	6	3	12
Business acquisitions	9	—	—	—	9
Specific items	(4)	—	—	—	(4)

OIBD for the quarter ended September 30, 2004	54	21	2	1	78

(1) - Foreign exchange impact is based on the Company’s domestic and export sales less purchases that are impacted by the $Can/$US variation.

Segmented analysis

Packaging products  Sales of the Packaging products segment increased by $91 million, or 17%, amounting to $606 million for the quarter, compared with $515 million for the same period in 2003. The additional contribution of new businesses acquired during the last twelve months combined with price increases in the containerboard sector more than offset lower realized prices in the boxboard sector and the mitigating impact on general pricing caused by the appreciation of the Canadian dollar.

Sales for the Boxboard Group amounted to $317 million for the quarter, compared with $241 million for the same period in 2003. Excluding Dopaco’s and Scierie P.H. Lemay’s additional contribution of $79 million, sales actually decreased by $3 million, or 1%. Over the course of this period, shipments by primary mills decreased by approximately 5.5% in North America, due to difficult market conditions, but increased by approximately 8.1% in Europe. In addition, net selling prices were lower mainly due to the strengthening of the Canadian dollar and to a 6% decrease in the European mills’s net realization price in euros.

Sales for the Containerboard Group increased $12 million amounting to $171 million for the quarter, compared with $159 million for the same period in 2003 or a 7.5% increase. The combined impact of the acquisition of the Thompson (Connecticut) converting plant in April 2004 and the Lancaster (New-York) converting plant in August 2004 contributed $4 million of additional sales in the third quarter of 2004. Containerboard shipments remained flat over the period despite a strike at the Burnaby mill. Excluding this mill, the primary mill capacity utilization rate was over 99%, compared with 94% in the corresponding quarter of 2003.

Shipments of corrugated products increased slightly compared with the third quarter of 2003, mainly due to the additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout the year of certain price increases that more than offset the negative impact of a stronger Canadian dollar. This sector’s North-American integration level, reflecting the percentage of the containerboard’s mills production sold internally to the company’s own box or sheet plants increased to 66% in the third quarter of 2004, compared with 63% in the third quarter of 2003. Increased integration improves profit by providing more value-added product compared with unconverted board products.

Due to increased economic activity in terms of volume and prices, sales for the Specialty Products Group increased by $5 million, or 4%, to $130 million for the quarter, compared with $125 million for the same period in 2003. Within this Group, the paper mill packaging division brought in an extra $3 million, while the paper recovery and deinked pulp division saw its contribution increase by $9 million. We completed the acquisition of the remaining 50% of the Greenfield S.A.S. joint venture in France during the second quarter of 2004 which allowed us to increase the Company’s recycling operations in Europe. The sales increases observed in the paper mill packaging and recovery and deinked pulp divisions were offset by a $4 million reduction in moulded pulp products sales.

Operating income before depreciation and amortization for the Packaging Products segment was $54 million for the quarter, compared with $50 million for the same period in 2003. Operating income before depreciation and amortization includes a $4 million unrealized loss on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture. The improvement of $4 million is mainly due to price increases realized in the containerboard sector, the proportionate consolidation of the results of Dopaco between October 1, 2003 and August 24, 2004, and its full consolidation since that date. This improvement was however offset, in part, by the strengthening of the Canadian dollar by approximately $11 million.

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
Packaging - 3rd quarter	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Boxboard
Manufacturing - North America	62	68	(1)	(1.6)	6	8.8	86	st	91	st	719	744
Manufacturing - Europe	117	111	8	6.8	4	3.6	133	st	123	st	875	906
Converting	132	60	11	8.3	3	5.0	3,514	carton	566	carton
Others and eliminations	6	2	3	—	1	—
	317	241	21	6.6	14	5.8				st
Containerboard (1)
Manufacturing	95	85	7	7.4	7	8.2	186	st	186	st	512	456
Converting	132	124	16	12.1	16	12.9	1,766	msf	1,759	msf	75	71
Others and eliminations	(56)	(50)	—	—	1	—
	171	159	23	13.5	24	15.1

Specialty products	130	125	10	7.7	12	9.6
Eliminations	(12)	(10)	—	—	—	—
	606	515	54	8.9	50	9.7

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Tissue Group  Sales of the Tissue Group increased by $17 million, or 10%, to $188 million for the quarter, compared with $171 million for the same period in 2003. Average net realized prices were higher during the quarter, in comparison with the corresponding period in 2003, mostly the result of a different mix of products sold and the gradual introduction of certain price increases in recent months in the US retail and Canadian away-from-home markets as well as a second increase in the parent rolls business. Shipments raised by 9% over the same period, reflecting increased sales efforts, an improving North-American economy and the additional contribution from the assets acquired from American Tissue in 2002.

The Tissue Group operating income before depreciation and amortization was $21 million for the quarter compared with $20 million last year. Higher volumes and higher net realized selling prices more than compensated for higher average waste paper costs and the negative impact on average selling prices from the strengthening of the Canadian dollar. This Canadian dollar impact amounted to approximately $2 million for the quarter.

Tissue - 3rd quarter

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003
Manufacturing	176	151	20	11.4	19	12.6	102	st	94	st	1,730	1,610
Distribution	22	24	1	4.5	1	4.2
Eliminations	(10)	(4)	—	—	—	—
	188	171	21	11.2	20	11.7

Fine Papers Group  Sales of the Fine Papers Group increased by $19 million, or 11%, to $192 million for the quarter, compared with $173 million for the same period in 2003. Compared with 2003, the pricing of our product increased significantly due to better market conditions and higher operating level in the coated an uncoated paper markets. These prices increases were however affected by the strengthening of the Canadian dollar against the US dollar. Shipments increased 27% when compared with the third quarter of 2003 as our production units took less downtime period due to the better pricing of our products. The distribution division, Cascades Resources, contributed total sales of $106 million during the quarter, compared with $103 million in the second quarter of 2003. Cascades Resources shipments are 7.7% higher than the third quarter last year but resale price per ton shows a reduction of 6.7% compare to the same period in 2003.

Operating income before depreciation and amortization for the Fine Papers Group was $2 million for the quarter, compared with a negative $2 million for the same period in 2003. The manufacturing segment experienced higher shipments, combined with price increases gradually implemented during the quarter. However the strengthening of the Canadian dollar negatively impacted the profitability by approximately $2 million during the past quarter when compared with 2003.

Manufacturing sector operating income before depreciation and amortization was also impacted by higher virgin fibre prices which were, however, offset by a stronger Canadian dollar. Distribution division profitability was affected by higher administrative costs related to legal expenses and bad debts.

Fine papers - 3rd quarter

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003
Manufacturing	103	84	—	—	(4)	(4.8)	79	st	62	st	1,151	1,176
Distribution	106	103	2	1.9	2	1.9
Eliminations	(17)	(14)	—	—	—	—
	192	173	2	1.0	(2)	(1.2)

Nine-month period ended September 30, 2004,

compared with the nine-month period ended September 30, 2003

Selected Consolidated Information

	As reported		Excluding specific items(1)
For the nine-month periods ended September 30	2004	2003	2004	2003
(in millions of dollars, except amount per share)

Sales (net of eliminations)
Packaging	1,703	1,530
Tissue	540	524
Fine Paper	535	558
	2,778	2,612

Operating income before depreciation and amortization “OIBD”
Packaging	150	140	148	140
Tissue	58	55	58	55
Fine Paper	(2)	9	(2)	9
Corporate	(4)	(3)	(4)	(3)
	202	201	200	201
OIBD / sales	7.3%	7.7%	7.2%	7.7%
Operating income	82	95	80	95
Net earnings	18	49	14	19
per common share	$0.22	$0.59	$0.17	$0.22
Cash flow from operations(1)	127	127
per common share	$1.56	$1.55

(1) - see the supplemental information on non-GAAP measures

Other Selected Information

For the nine-month periods ended September 30	2004	2003

Shipments (in thousands of short tons)
Packaging(2)	1,341	1,342
Tissue	302	279
Fine Paper	222	214
	1,865	1,835
Currency - average rate
$Can vs $U.S.	$0.753	$0.700
$U.S. vs $Can	$1.328	$1.429
Euro vs $Can	$1.628	$1.587

(2) - Packaging includes paper mill shipments from the Specialty Products Group

Sales   Sales increased by $166 million, or 6.3%, to $2.778 billion for the period, versus $2.612 billion for the same period in 2003.

Business acquisitions over the last twelve months contributed $223 million in sales during the period. On October 1, 2003, the Company increased its participation in Dopaco, Inc. to 50%. Prior to this increase in participation, this investment was accounted for using the equity method. On August 24, 2004, the company further increased its participation to 100%. Consequently, Dopaco’s results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date. Dopaco has contributed $177 million in additional sales for the nine-month period. In addition, the acquisition of Scierie P.H. Lemay Inc., completed in December 2003 and the other businesses acquired in 2004, contributed an additional $46 million in sales during the same period.

Net selling prices were weaker in each of the Company’s operating sectors, essentially reflecting a 7.6% strengthening of the Canadian dollar against the US dollar, in comparison with the same period in 2003. This change in the Canadian dollar has had a direct impact on export prices, but has also contributed to reducing Canadian dollar prices in the domestic market, because several of the Company’s product lines are priced in US dollars. Overall business volumes were slightly higher, compared with the first nine months of 2003, as lower North-American boxboard shipments were offset by higher fine paper and tissue shipments.

Operating Income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $202 million for the period, compared with $201 million for the same period in 2003. The margin dropped to 7.3% for the period, compared with 7.7% for the corresponding period in 2003. The cumulative 2004 operating income before depreciation includes a $2 million unrealized loss on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture, and a $4 million gain realized on the sale of assets of two fiberboard panel businesses in the Specialty Products Group.

Business acquisitions realized over the last twelve months contributed $24 million to operating income before depreciation and amortization. The most important factor affecting the operating income before depreciation and amortization and margins was the price drop in most of the operating sectors, primarily due to the depreciation of the US dollar. Higher net realized selling prices and shipments in the third quarter of 2004 allowed the Company to maintain its operating income before depreciation and amortization, when compared with the same period in 2003. The strengthening of the Canadian dollar had a negative impact of approximately $50 million for the nine-month period when compared with 2003.

In general, our primary raw material prices increased compared with the same period in 2003, but our costs were positively offset by a stronger Canadian dollar. In fact, the monthly average list price for old corrugated containers (OCC) increased by approximately 38% during the period, compared with the same period in 2003. The monthly average list price for sorted office papers (SOP) was 7% higher, as prices of old newspapers (ONP) increased by 32% during the same period. The price of Northern Bleached Softwood Kraft Pulp (NBSK), mainly used by our Fine Papers Group, increased by 18% over the same period.

OIBD variance analysis

(in millions of dollars)	Packaging	Tissue	Fine Paper	Corporate	Consolidated

OIBD for the nine-month period ended September 30, 2003	140	55	9	(3)	201
Positive (negative) impact from :
Sales volume	6	15	—	—	21
Selling price	3	4	(3)	(2)	2
Raw materials	(11)	(16)	(14)	—	(41)
Variation of the Canadian dollar(1)	(38)	(8)	(6)	2	(50)
Cost improvement	24	8	12	(1)	43
Business acquisitions	24	—	—	—	24
Specific items	2	—	—	—	2

OIBD for the nine-month period ended September 30, 2004	150	58	(2)	(4)	202

(1) - Foreign exchange impact is based on the Company’s domestic and export sales less purchases that are impacted by the $Can/$US variation.

Segmented analysis

Packaging products  Sales of the Packaging products segment increased by $171 million, or 11%, amounting to $1.749 billion for the period, compared with $1.578 billion for the same period in 2003. New business acquisitions over the course of the last twelve months explain $223 million of this variation. The additional contribution of new businesses acquired and higher shipments of boxboard in Europe compensated for a general decrease in net average realized Canadian dollar prices and lower North American boxboard shipments.

Sales for the Boxboard Group amounted to $922 million for the period, compared with $757 million for the same period in 2003. Excluding Dopaco’s and Scierie P.H. Lemay’s contribution of $205 million, sales actually decreased by $40 million, or 5%. Over the course of this period, shipments by primary mills decreased by approximately 8% in North America, due to difficult market conditions, but increased approximately 5% in Europe. In addition, net selling prices were lower due to difficult market conditions and the strengthening of the Canadian dollar.

Sales for the Containerboard Group decreased by $1 million amounting to $480 million for the period, compared with $481 million for the same period in 2003. Third party container sales volume decreased while inter-segment containerboard sales volume increased mainly because of the recent acquisition of converting plants. This sector’s North American integration level for the nine-month period ended September 2004 stood at approximately 65%.

Sales for the Specialty Products Group increased by $10 million, or 3%, to $380 million for the period, compared with $370 million for the same period in 2003 thanks to better volume and prices. Within this Group, the paper mill packaging division saw its contribution increase by approximately $10 million and the paper recovery and deinked pulp division saw its contribution increase by $25 million. We completed during the second quarter of 2004 the acquisition of the remaining 50% of the Greenfield S.A.S. joint venture in France which allowed us to increase our recycling operations in Europe. The sales increases observed in the paper mill packaging and recovery and deinked pulp divisions were offset by a reduction in sales of the moulded pulp, kraft paper and multi-ply board.

Packaging segment operating income before depreciation and amortization stood at $150 million for the period, compared with $140 million for the same period in 2003, representing a 7% increase. Operating income before depreciation and amortization includes a $2 million unrealized loss on derivative financial instruments of certain commodity swap contracts entered into by a Company joint-venture, and a $4 million gain realized on the sale of assets of two fiberboard panel businesses in the Specialty Products Group. The improvement of $10 million is mainly due to efficiency gains within the Boxboard converting sector, to the proportionate consolidation of the results of Dopaco since the last quarter of 2003 and to accrued business activity in the Specialty Products Group. The results for this segment were however negatively affected by the three-week closure and two-week start-up period, due to the new capital investment at the Larochette Boxboard mill in France and by the reduction of overall selling prices, due to the strengthening of the Canadian dollar, which impacted the operating income before depreciation and amortization by approximately $38 million.

Packaging - YTD-2004

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Boxboard
Manufacturing - North America	185	212	—	—	12	5.7	256	st	278	st	723	760
Manufacturing - Europe	353	353	18	5.1	21	5.9	392	st	374	st	898	945
Converting	363	182	31	8.5	7	3.8	9,042	carton	1,743	carton
Others and eliminations	21	10	8	—	5	—
	922	757	57	6.2	45	5.9
Containerboard (1)
Manufacturing	258	264	13	5.0	16	6.1	546	st	546	st	472	483
Converting	367	368	43	11.7	40	10.9	5,133	msf	5,046	msf	71	73
Others and eliminations	(145)	(151)	3	—	9	—
	480	481	59	12.3	65	13.5
Specialty products	380	370	34	8.9	30	8.1
Eliminations	(33)	(30)	—	—	—	—
	1,749	1,578	150	8.6	140	8.9

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Tissue Group  Sales of the Tissue Group increased by $16 million, or 3%, amounting to $541 million for the first nine-months of 2004, compared with $525 million for the same period in 2003. Average selling prices were lower during the period in comparison with the corresponding period in 2003, mostly as a result of the depreciation of the US dollar against the Canadian dollar. However, shipments increased by 8% over the same period, reflecting improved contribution from assets acquired from American Tissue in 2002, an improving North-American economy and increased sales efforts.

Tissue Group operating income before depreciation and amortization stood at $58 million for the period, compared with $55 million for the same period in 2003. This Group was impacted by a higher cost of recycled papers, offset by higher volumes and a favourable evolution of the product mix towards converted products. The favourable effect of the evolution of the mix was however offset by the unfavourable impact of the appreciation of the Canadian dollar of approximately $8 million.

Tissue - YTD-2004

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	501	476	56	11.2	54	11.3	302	st	279	st	1,658	1,707
Distribution	66	67	2	3.0	1	—
Eliminations	(26)	(18)	—	—	—	—
	541	525	58	10.7	55	10.5

Fine Papers Group  Sales for the Fine Papers Group decreased by $22 million, or 4%, to $543 million for the period, compared with $565 million for the same period in 2003. The strengthening of the Canadian dollar against the US dollar affected export and domestic prices for both coated and uncoated papers, while shipments increased by 4% compared with the first nine months of 2003. In addition to the weakened US dollar, European and Asian imports remained very competitive in the North-American market place, especially on cut size grades. The distribution division, Cascades Resources contributed total sales of $308 million for the first nine months of 2004, compared with $317 million in 2003. Cascades Resources shipments are 3.6% higher than last year to date but resale price per ton shows a reduction of 9.4% versus last year as a result of a very competitive coated sheet Canadian market.

Fine Papers Group operating income before depreciation and amortization stood at a negative $2 million for the period, compared with a positive amount of $9 million for the same period in 2003. This group was affected by lower shipments at the beginning of the year, generally lower selling prices for both coated and uncoated papers, which were amplified by the depreciation of the US dollar which impacted negatively on the operating income before depreciation and amortization in an amount of approximately $6 million, and a unfavourable mix of products sold. The results were also impacted by higher fibre costs and by generally poor market conditions. Market-related downtime was necessary during the first nine months of 2004 in both coated and uncoated mills. Distribution division profitability was also affected by higher administrative costs related to legal expenses and bad debts.

Fine papers - YTD-2004

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	284	295	(8)	(2.8)	—	—	222	st	214	st	1,133	1,221
Distribution	308	317	6	1.9	9	2.8
Eliminations	(49)	(47)	—	—	—	—
	543	565	(2)	(0.4)	9	1.6

Other items analysis

Depreciation and amortization Depreciation and amortization increased to $14 million for the nine-month period ended September 30, 2004, from $106 million for the corresponding period of 2003, primarily as a result of recent business acquisitions.

Operating income Consequent on the above-described factors, operating income for the quarter increased by 19% to $37 million, compared with $31 million for the same period in 2003. Operating margins increased from 3.7% in the third quarter of 2003 to 3.8% in the third quarter of 2004.

Operating income for the nine-month period decreased by 14% to $82 million, compared with $95 million for the same period in 2003. Operating margins decreased from 3.6% in 2003 to 2.9% in the same period in 2004.

Excluding specific items (note 1), operating income for the three-month period stood at $41 million, compared with $31 million for the same period in 2003, and operating income for the nine-month period stood at $80 million, compared with $95 million for the same period in 2003.

Interest expense Interest expense decreased by $4 million, to $60 million for the nine-month period, compared with $64 million for the same period in 2003. The strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s US-denominated debts.

Foreign exchange gain on long-term debt For the third quarter of 2004, the Company recorded a foreign exchange gain of $20 million on its own and its joint venture US-denominated debts, since the Canadian dollar went from $0.746 against the US dollar as at June 30, 2004 to $0.791 as at September 30, 2004. This compares with zero for the quarter ended September 30, 2003. This quarterly gain had no impact on the Company’s liquidity.

For the nine-month period ended September 30, 2004, the Company recorded a foreign exchange gain of $4 million, compared with a gain of $55 million for the nine-month period ended September 30, 2003.

Provision for income taxes The income tax provision for the nine-month period ended September 30, 2004 amounted to $9 million, representing an effective tax rate of 34%. Excluding the impact of specific items, the tax rate would have been approximately 38%.

Net earnings As a result of the foregoing factors, net earnings increased by $23 million to $27 million, or $0.33 per share for the quarter ended September 30, 2004, versus net earnings of $4 million, or $0.04 per share, for the same period in 2003.

Net earnings excluding specific items (note 1) for the third quarter of 2004, increased by $10 million to $14 million, or $0.17 per share, compared with $4 million or $0.04 in the same quarter of 2003.

For the nine-month period ended September 30, 2004, net earnings decreased by $31 million to $18 million, or $0.22 per share, versus net earnings of $49 million, or $0.59 per share, for the same period in 2003.

Net earnings excluding specific items (note 1) for the first nine months of 2004 decreased by $5 million to $14 million, or $0.17 per share, compared with $19 million, or $0.22 in the same period of 2003.

Liquidity and capital resources

Cash flows from operations Cash flows from operating activities totalled $72 million for the quarter ended September 30, 2004, compared with $36 million for the same period in 2003. Changes in non-cash working capital components amounted to a source of funds of $21 million for the last quarter mainly as a result of a refund of prior years’ income taxes and a improved management of working capital.

For the nine-month period ended September 30, 2004, cash flows from operating activities totalled $98 million, compared with $44 million for the same period in 2003. Changes in non-cash working capital components amounted to a use of funds in the amount of $29 million for the last nine-month period, mainly as a result of increased accounts receivable and inventories due to the recent rise in price and volume.

Investing activities  For the quarter ended September 30, 2004, investment activities required total cash resources of $126 million ($196 million for the nine-month period). The Company invested $30 million in property, plant and equipment in the third quarter ($82 million for the nine-month period). During the third quarter of 2004 the Containerboard sector invested in the waste water treatment of its Mississauga mill and on the transfer of its Concord converting plant to its Etobicoke location. For the nine-month period, the most important investment, begun in 2003, was a $10 million investment at the Larochette boxboard mill in France to complete a € 9.4 million project to upgrade machine #3, which will improve quality and allow the development of new markets.

The Company also invested $91 million (net of cash acquired) in new businesses during the quarter, mostly accounted for by the $82 million (US$63 million) paid to acquire the remaining 50% of the shares of Dopaco Inc. held by a private party and by the $11 million (US$8 million) paid by a Company joint-venture to acquire a corrugated plant in Lancaster, New York.

The Company also invested $29 million (net of cash acquired) in a new businesses during the first half of 2004 mostly accounted for by the $8 million (US$5.9 million) paid by a Company joint venture to acquire a corrugated plant in Thompson, Connecticut, $2 million paid to acquire the other 50% participation in Greenfield SAS, a de-inked pulp mill in France, and $6 million paid to acquire a non-controlling interest in the Specialty Products Group and $15 million (US$11.4 million) paid to acquire a tissue mill in Memphis, Tennessee. The tissue assets acquired are presently idle. This acquisition increases the Company’s tissue capacity by approximately 40,000 short tons, or 8%, per year. The start-up of the tissue machine is expected to take place in the fourth quarter of 2004. The start-up of the converting lines will be dictated by market demand.

The net investment in business acquisitions amounted to $120 million for the nine-month period ended September 30, 2004.

During the second quarter of 2004, the Company sold the assets of two of its fiberboard panel businesses in the Specialty Products Group for a total consideration of $16 million, of which $14 million was received at closing. The balance of the selling price, in the amount of $2 million, is payable no later than 2011.

Financing activities During the quarter ended September 30, 2004; the Company drew an additional $107 million on its various credit facilities and repaid $26 million of its long-term debt mainlty resulting from the Dopaco acquisition. It also redeemed 186,700 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $3 million.

Taking into account these transactions and the $3 million in dividends paid out during the quarter ended September 30, 2004, financing activities generated $50 million in liquidity during the quarter.

For the nine-month period ended September 30, 2004, financing activities generated $96 million in liquidity which were used mainly to finance Company capital investments.

Consolidated financial position as at September 30, 2004

The Company’s working capital stood at $531 million as at September 30, 2004, a ratio of 1.90:1. At year-end 2003, the working capital stood at $508 million a ratio of 1.99:1.

Long-term debt, including the current portion, increased to $1.269 billion as at September 30, 2004, following the acquisition of Dopaco, compared with $1.110 billion as at December 31, 2003. The current portion of long-term debt increased by $39 million, mainly as a result of the balance of purchase price for Dopaco, in the amount of $52 million. This amount is expected to be paid in the second quarter of 2005. The Company had $186 million available under its $500 million revolving credit facility at the end of the quarter. The net funded debt to total capitalization ratio increased from 45.5% as at December 31, 2003 to 48.2% as at September 30, 2004.

Including the net earnings incurred during the first nine months of 2004 and the dividend paid out, shareholders’ equity remained stable to $1.056 billion or $12.94 per share as at September 30, 2004.

During the first quarter of 2004, the Company’s lenders agreed to changes to the revolving credit facility that will provide greater flexibility to the interest coverage covenant. These changes will remain in force until the second quarter of 2005.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which budget estimates place at approximately $100 million for 2004. This budgeted amount may be revised during the course of this year, depending on the cash flow generated by operations.

Divestiture of assets

Subsequent to September 30, 2004 the Company initiated a divestiture plan in relation to its distribution activities. As of November 2, 2004 the Company has nothing to report in relation to the advancement of this plan. The Company has made no decision and is reviewing all possible strategic alternatives with regards to the manufacturing assets of the Fine Paper Group.

Under the actual accounting standard and unless a transaction is closed before December 31, 2004, the assets of these distribution activities will be reclassified as assets held for sale during the next quarter because the Company considers that a transaction should be completed within the next twelve months. The current and long-term assets of these activities as of September 30, 2004 amounted to $139 million and $12 million respectively and the current liabilities amounted to $35 million.

Capital stock information

As at September 30, 2004, the capital stock issued and outstanding consisted of 81,609,475 common shares (81,731,387 as at December 31, 2003). As at September 30, 2004, 1,810,491 stock options were issued and outstanding (1,494,942 as at December 31, 2003). During the second quarter of 2004, the Company issued 407,723 stock options.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2004	2003	2004	2003
Toronto Stock Exchange (CAS: TSX)
High	$14.36	$14.93	$14.53	$16.87
Low	$13.01	$12.95	$11.21	$11.56
Volume	4,865,000	4,630,000	19,256,000	19,254,000

Outlook

Within the Packaging segment, the Boxboard Group will continue to implement its cost reduction programs while focusing on customer service and improving quality. Price increases announced in North-America in the early fall of 2004 should gradually be implemented and should be reflected over the next few quarters. The Containerboard Group anticipates a normal seasonal decline in volume and intends to continue focusing on controllable costs to maintain the right balance between production and inventory level. No further price increases are anticipated within this sector in the short term. The containerboard sector should continue to benefit from a relatively stable OCC market. Slight upward pressures have been noticed in the export markets for this grade, however generation levels have so far been sufficient to offset any potential price increase.

The Tissue Group will continue to integrate the assets acquired in recent years and intends to further decrease its production costs. The fundamental demand for tissue remains strong and the company anticipates that market conditions will allow for the gradual start-up of the recently acquired Memphis facility before year-end.

The Fine Papers Group should benefit from price increases announced for its coated rolls during the fourth quarter as larger customers had quarterly price protection, deferring the implementation of previously price increases. On the uncoated paper side, further price increases in Canada are unlikely for the short term. The group will however benefit from lower virgin fibre prices.

White grades of recycled papers used as virgin pulp substitutes by our Tissue paper and Fine paper sectors are currently experiencing higher North-American generation levels and relatively low exports. The combined impact may lead to decreasing prices. It is expected that these grades of recycled papers will follow the trends of the virgin pulp market. Higher quality grades of these recycled papers are however not as price sensitive to the price of pulp as lower quality fibres.

The strengthening Canadian dollar and seasonal decline in activity in most of our business segments will impact on the Company’s results in the fourth quarter. The Company will continue to optimize its cost structure with particular emphasis on reducing energy consumption in order to mitigate the impact of the Canadian dollar which is currently at a twelve-year high. In addition, the company is taking actions on the strategic initiatives identified at the beginning of this year which include the optimizing under performing assets and the possible divestiture of non-core businesses in order to focus on its key segments.

Note 1 - Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used, as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is define as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components, and cash flow from operations per share is determine by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, and net earnings per common share, excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business unit, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2004	2003	2004	2003

Net earnings	27	4	18	49
Share of results of significantly influenced companies	(1)	(1)	(2)	1
Provision for income taxes	10	6	9	15
Loss on long-term debt refinancing	1	—	1	21
Foreign exchange gain on long-term debt	(20)	—	(4)	(55)
Interest expense	20	22	60	64

Operating income	37	31	82	95
Specific items :
Gain on sale of assets of a business unit	—	—	(4)	—
Unrealized loss on financial derivative instruments	4	—	2	—
	4	—	(2)	—

Operating income excluding specific items	41	31	80	95

Depreciation and amortization	41	35	120	106

Operating income before depreciation and amortization excluding specific items	82	66	200	201

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings				Net earnings per share(1)
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per share)	2004	2003	2004	2003	2004	2003	2004	2003

As per GAAP	27	4	18	49	$0.33	$0.04	$0.22	$0.59
Specific items :
Gain on sale of assets of a business unit	—	—	(4)	—	—	—	$(0.03)	—
Unrealized loss on financial derivative instruments	4	—	2	—	$0.03	—	$0.01	—
Foreign exchange gain on long-term debt	(20)	—	(4)	(55)	$(0.20)	—	$(0.04)	$(0.59)
Loss on long-term debt refinancing	1	—	1	21	$0.01	—	$0.01	$0.17
Share of results of significantly influenced companies	—	—	—	4	—	—	—	$0.05
Tax effect on specific items	2	—	1	—
	(13)	—	(4)	(30)	$(0.16)	—	$(0.05)	$(0.37)

Excluding specific items	14	4	14	19	$0.17	$0.04	$0.17	$0.22

(1) - Specific amounts per share are calculated on an after-tax basis

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.